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                                                                   EXHIBIT 23.10


                     [LETTERHEAD OF SALOMON SMITH BARNEY]




Board of Directors
United States Filter Corporation
40-004 Cook Street
Palm Desert, CA 92211

Member of the Board:

In reference to our written opinion, dated February 9, 1998 (our "Opinion") addressed to you as to the fairness, from a financial point of view, to the holders of common stock of United States Filter Corporation (the "Company") of the Exchange Ratio (as defined in our Opinion) to be used in the Company's proposed merger (the "Merger") with Culligan Water Technologies, Inc. ("Culligan"), we hereby consent to the inclusion of our Opinion in its entirety in the joint proxy statement/prospectus of Culligan and the Company to be distributed to the stockholders of Culligan and the Company in connection with the Merger.



Very truly yours,



/s/ Salomon Smith Barney
SALOMON SMITH BARNEY